Exhibit 99.9

Form 605
Corporations Act 2001
Section 671B
Notice of ceasing to be a substantial holder

To:	Company Name/	Metal Storm Limited
Scheme

ACN/ARSN		064 270 006
1. Details of substantial holder(1)

Name	James Michael O’Dwyer

ACN/ARSN (if applicable)

The holder ceased to be a substantial holder on	29/09/2010

The previous notice was given to the company on	16/08/2010
The previous notice was dated	16/08/2010
2. Changes in relevant interests
Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

				Class (6) and
	Person whose		Consideration	number of
	relevant interest		given in relation	securities	Person’s votes
Date of change	changed	Nature of change (4)	to change (5)	affected	affected

16/08/2010	James Michael O’Dwyer	Dilution from issue of 145,360 fully paid Ordinary shares on exercise of Unquoted options.	Nil	80,698,954 Ordinary shares	80,698,954

20/08/2010	James Michael O’Dwyer	Dilution from issue of 21,978,022 fully paid Ordinary shares pursuant to a line of credit arrangement.	Nil	80,698,954 Ordinary shares	80,698,954

02/09/2010	James Michael O’Dwyer	Dilution from issue of 1. 4,166,625 fully paid Ordinary shares on exercise of Unquoted options. 2. 7,500,000 fully paid Ordinary shares pursuant to Equity line of credit arrangement.	Nil	80,698,954 Ordinary shares	80,698,954

07/09/2010	James Michael O’Dwyer	Dilution from issue of 40,000,000 fully paid Ordinary shares pursuant to a subscription agreement.	Nil	80,698,954 Ordinary shares	80,698,954

09/09/2010	James Michael O’Dwyer	Dilution from issue of 8,000,000 fully paid Ordinary shares pursuant to Equity line agreement.	Nil	80,698,954 Ordinary shares	80,698,954

16/09/2010	James Michael O’Dwyer	Dilution from issue of 23,600,000 fully paid Ordinary shares pursuant to Equity line agreement.	Nil	80,698,954 Ordinary shares	80,698,954

21/09/2010	James Michael O’Dwyer	Dilution from issue of 1. 20,000,000 fully paid Ordinary shares pursuant to subscription agreements. 2. 2. 603 fully paid Ordinary shares issued pursuant to exercise of quoted options expiring 1 Sept 2011.	Nil	80,698,954 Ordinary shares	80,698,954

28/09/2010	James Michael O’Dwyer	Dilution from issue of 4,727,372 fully paid Ordinary shares pursuant to exercise of options.	Nil	80,698,954 Ordinary shares	80,698,954

28/09/2010	James Michael O’Dwyer	Dilution from issue of 3,779,648 fully paid Ordinary shares pursuant to a subscription agreement.	Nil	80,698,954 Ordinary shares	80,698,954

Class (6) and
	Person whose		Consideration	number of
	relevant interest		given in relation	securities	Person’s votes
Date of change	changed	Nature of change (4)	to change (5)	affected	affected

29/09/2010	James Michael O’Dwyer	Dilution from issue of 15,078,022 fully paid Ordinary shares pursuant to an equity line of credit.	Nil	80,698,954 Ordinary shares	80,698,954

3. Changes in association
The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association

Nil

6. Addresses
The addresses of the person named in this form are as follows:

Name	Address

James Michael O’Dwyer	Unit 162, Admiralty Quays, 32 Macrossan Street, Brisbane

O’Dwyer Investments Pty Ltd ACN 010 495 315	c/o BDO Kendalls, Level 18, 300 Queen Street, Brisbane

Signature

print name	James Michael O’Dwyer	capacity

sign here	/s/ James Michael O’Dwyer	date	30/09/2010

DIRECTIONS
(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2)	See the definition of “relevant interest” in section 608 and 671B(7) of the Corporations Act 2001.

(3)	See the definition of “associatet” in section 9 of the Corporations Act 2001.

(4)	Include details of:
(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(5)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its association in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6)	The voting shares of a company constitute one class unless divided into separate classes.

(7)	Give details, if appropriate, of the present association and any change in that associate since the last substantial holding notice.